                                 SCHEDULE 13G

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)*


                            COASTCAST CORPORATION
                      ---------------------------------
                               (Name of Issuer)


                          COMMON STOCK, NO PAR VALUE
                    --------------------------------------
                        (Title of Class of Securities)


                                 19057T10800
                           -----------------------
                                (CUSIP Number)


                               AUGUST 27, 2001
           --------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]   Rule 13d-1(b)

      [X]   Rule 13d-1(c)

      [ ]   Rule 13d-1(d)


    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

----------------------------------------------------------------------------
 CUSIP NO. 19057T10800                 13G                PAGE 2 OF 4 PAGES
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         NOVELLY EXEMPT TRUST U/I DATED AUGUST 12, 1992
----------------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [X]

----------------------------------------------------------------------------
 3       SEC USE ONLY


----------------------------------------------------------------------------
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
----------------------------------------------------------------------------
                  5      SOLE VOTING POWER

   NUMBER OF             526,916
    SHARES       -----------------------------------------------------------
 BENEFICIALLY     6      SHARED VOTING POWER
   OWNED BY
     EACH                0
   REPORTING     -----------------------------------------------------------
  PERSON WITH     7      SOLE DISPOSITIVE POWER

                         526,916
                 -----------------------------------------------------------
                  8      SHARED DISPOSITIVE POWER

                         0
----------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         526,916
----------------------------------------------------------------------------
 10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES*
         [ ]
----------------------------------------------------------------------------
 11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.9%
----------------------------------------------------------------------------
 12      TYPE OF REPORTING PERSON*

         OO (TRUST)
----------------------------------------------------------------------------

ITEM 1(A)   NAME OF ISSUER:
---------
            Coastcast Corporation

ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
---------
            3025 East Victoria Street, Rancho Dominguez, CA  90221

ITEM 2(A)   NAME OF PERSON FILING:
---------
            Novelly Exempt Trust U/I dtd. 8/12/92

ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:
---------
            8182 Maryland Avenue, Suite 307, Clayton, MO  63105

ITEM 2(C)   PLACE OF ORGANIZATION:
---------
            State of Missouri

ITEM 2(D)   TITLE OF CLASS OF SECURITIES:
---------
            Common Stock, no par value

ITEM 2(E)   CUSIP NUMBER:
---------
            19057T10800

ITEM 3      FILINGS UNDER RULE 13d-1(b) OR 13d-2(b) OR (c):
------
            Not Applicable

ITEM 4      OWNERSHIP:
------
            As of August 31, 2001, Novelly Exempt Trust U/I dtd. 8/12/92 ("Exempt Trust") owned 526,916 shares ("Shares") of the common stock ("Common Stock") of Coastcast Corporation ("Company"). The Shares represent approximately 6.86% of the Company's outstanding Common Stock as reported in the Company's most recent quarterly report filed with the SEC on Form 10-Q.

            The Exempt Trust is an irrevocable trust established under the laws of the State of Missouri by Paul A. Novelly ("Mr. Novelly"), a director of the Company. While Mr. Novelly was the grantor of the Exempt Trust and is a beneficiary, he is not a trustee and retains no right to revoke or amend the trust or to name other trustees. The trustees of the Exempt Trust are P.A. Novelly, II and John K. Pruellage. The trustees jointly share the power to vote or direct the vote and power to dispose or to direct the disposition of the Shares. P.A. Novelly, II is Mr. Novelly's adult son. Mr. Novelly disclaims beneficial ownership of the Shares owned by the Exempt Trust.

            Mr. Novelly owns no Common Stock individually. He owns certain options to acquire Common Stock pursuant to the Company's Non-Employee Director Stock Option Plan, but none of the options are immediately exercisable and are not exercisable within 60 days.

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
------
            Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
------
            Not Applicable

ITEM 7      ACQUISITIONS BY A PARENT HOLDING COMPANY:
------
            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF GROUP MEMBERS:
------
            Not Applicable

ITEM 9      NOTICE OF DISSOLUTION OF A GROUP:
------
            Not Applicable

ITEM 10     CERTIFICATION:
-------
            By signing below, the filing persons certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2001

NOVELLY EXEMPT TRUST DATED AUGUST 12, 1992




By:    /s/ P.A. Novelly, II
    --------------------------------------
       P.A. Novelly, II, Trustee




By:    /s/  John K. Pruellage
    --------------------------------------
       John K. Pruellage, Trustee


                                      4